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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ADC TELECOMMUNICATIONS, INC.
(Name of Subject Company — Issuer)

ADC TELECOMMUNICATIONS, INC.
(Name of Filing Persons — Offeror)

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.20 PER SHARE
(Title of Class of Securities)

JEFFREY D. PFLAUM
VICE PRESIDENT, CHIEF LEGAL OFFICER AND CORPORATE SECRETARY
ADC TELECOMMUNICATIONS, INC.
13625 TECHNOLOGY DRIVE
EDEN PRAIRIE, MINNESOTA 55344-2252
(952) 938-8080
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

WITH A COPY TO:
JAY L. SWANSON
DORSEY & WHITNEY LLP
50 SOUTH SIXTH STREET
MINNEAPOLIS, MINNESOTA 55402
(612) 340-2600

CALCULATION OF FILING FEE

Transaction Valuation* Not applicable	Amount of Filing Fee* Not applicable
*
No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Form or Registration Number: Filing Party: Date Filed:
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attachments:

(1)
Memorandum dated March 4, 2003 to ADC employee stock option holders from Rick Roscitt, Chairman and Chief Executive Officer
(2)
Country Participation Status, dated March 4, 2003.

Attachment (1)

March 4, 2003
TO:	ADC Employee Stock Option Holders
FROM:	RICK ROSCITT, CHAIRMAN AND CEO
SUBJECT:	SHAREOWNER VOTE ON STOCK OPTION EXCHANGE PROGRAM

I'm delighted to report that ADC's shareowners have approved the proposed ADC Stock Option Exchange Program at our shareowner meeting today. As a result, ADC plans to move forward to implement this exciting employee program.

As a reminder, the Stock Option Exchange Program is a voluntary, one-time opportunity for eligible employees to exchange some or all of the eligible stock options they currently hold for a lesser number of options at a new exercise price. The new exercise price will be based on ADC's stock price at an expected option grant date in December 2003. Information about eligibility, a program summary and other documentation is available on Broadway under the Stock Option Exchange Program Online Library (LINK).

In addition, I'm pleased to report that ADC will likely be able to offer the Stock Option Exchange Program to most of our eligible, non-U.S. employees. A complete listing of those countries where ADC intends to offer the program is located on Broadway at the link referenced above.

The next step in this process is the formal election period whereby eligible employees will make their election to participate or not in the program. The election period is expected to take place in June 2003. More communications, including terms, conditions and risks associated with the program, will be forthcoming to provide eligible employees with the information needed to make their participation decision in the program. ADC will keep all eligible employees informed as we move through this process. There is no action required by eligible employees at this time.

I am very pleased that our shareowners have provided ADC with this opportunity to provide this program to employees who are committed to returning ADC to profitability and growth. I hope that you find the opportunity to consider such a program a positive influence on your long-term commitment to ADC.

Best regards,

Rick Roscitt

Notice Concerning Stock Option Exchange Program

ADC has not commenced the exchange offer referred to in this communication. ADC's Board of Directors has reserved the right to amend, postpone or terminate the proposed exchange program in the event of changed circumstances prior to the end of the exchange offer period. If and at the time the exchange offer is commenced, ADC will provide optionholders who are eligible to participate in the exchange offer with written materials explaining the precise terms and timing of the exchange offer. Employees who are eligible to participate in the exchange offer should read these written materials carefully when they become available because they will contain important information about the exchange offer, including certain risks associated with the exchange offer. Upon the commencement of the exchange offer, ADC will also file the written materials relating to the exchange offer with the Securities and Exchange Commission as part of a tender offer statement. ADC's shareowners and optionholders will be able to obtain these written materials and other documents filed by ADC with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's web site at www.sec.gov or from ADC's Investor Relations web site at www.adc.com/investor by clicking on Financial Information, then clicking on SEC Filings.

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Attachment (2)

ADC CONFIDENTIAL—FOR INTERNAL USE ONLY

Country Participation Status

Currently, we anticipate that eligible employees in the following countries WILL be able to participate in the ADC Stock Option Exchange Program. The final terms of the program for each country will be detailed in the materials distributed in June 2003 (anticipated date). Our current expectations regarding the countries in which the program will be available remains subject to change as we continue our research or circumstances change.

Countries:
	•	US
	•	Argentina
	•	Australia
	•	Belgium
	•	Brazil
	•	Canada
	•	China
	•	France
	•	Germany
	•	Hungary
	•	India
	•	Ireland
	•	Israel
	•	Italy
	•	Japan
	•	Korea
	•	Malaysia
	•	Mexico
	•	Netherlands
	•	Singapore
	•	South Africa
	•	Spain
	•	Switzerland
	•	Venezuela
	•	UK
	•	UAE
We have determined that employees in the following countries will NOT be able to participate in the ADC Stock Option Exchange Program:
	•	Austria
	•	Finland
	•	Poland
	•	Sweden

ADC is still investigating potential issues regarding participation in the Stock Option Exchange Program. If your country is not listed, it means ADC is still determining it's eligibility for this specific program.

Notice Concerning Stock Option Exchange Program

ADC has not commenced the exchange offer referred to in this communication. ADC's Board of Directors has reserved the right to amend, postpone or terminate the proposed exchange program in the event of changed circumstances prior to the end of the exchange offer period. If and at the time the exchange offer is commenced, ADC will provide optionholders who are eligible to participate in the exchange offer with written materials explaining the precise terms and timing of the exchange offer. Employees who are eligible to participate in the exchange offer should read these written materials carefully when they become available because they will contain important information about the exchange offer, including certain risks associated with the exchange offer. Upon the commencement of the exchange offer, ADC will also file the written materials relating to the exchange offer with the Securities and Exchange Commission as part of a tender offer statement. ADC's shareowners and optionholders will be able to obtain these written materials and other documents filed by ADC with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's web site at www.sec.gov or from ADC's Investor Relations web site at www.adc.com/investor by clicking on Financial Information, then clicking on SEC Filings.

03/04/03

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